October 19, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

Re:	Blue Rock Market Neutral Fund, LLC (File No. 811-21564)

Enclosed for filing on behalf of Blue Rock Market Neutral Fund, LLC (the “Fund”) is an amendment to the Fund’s filing that was made on July 3, 2007, in accordance with the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). This amendment is being filed because the amount of the bond coverage has been increased. The Fund hereby provides the following in connection with the filing:
1.	A copy of the amended bond coverage for the Fund (the “Bond”) (attached as Exhibit A).

2.	A copy of the Board meeting resolutions of the Fund, which were adopted by the Board, and a majority of the members thereof who are not “interested persons” (as defined by the 1940 Act) of the Fund (attached as Exhibit B).

3.	The premium for the Bond was paid through May 31, 2008.
If you have any questions, please do not hesitate to contact me at 414-299-2195.
Sincerely,
/s/ Michael J. Wieczorek
Michael J. Wieczorek
Accounting Operations Manager

cc:	Karen Spiegel Angela Knutzen Andrew Chica
Investment Services Group
803 W. Michigan Street
Milwaukee, Wisconsin 53233
888.844.3350
414.271.9717 Fax